April 19, 2019

Lisa Conte
Chief Executive Officer & President
Jaguar Health, Inc.
201 Mission Street, Suite 2375
San Francisco, CA 94105

       Re: Jaguar Health, Inc.
           Revised Preliminary Proxy Statement on Schedule 14A
           Filed April 9, 2019
           File No. 001-36714

Dear Ms. Conte:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Proposal 6 - To Approve, for Purposes of NASDAQ Rule 5635(d), of the Issuance of Shares of
Common Stock to Oasis Capital, page 32

1. Please update your description of this proposal to reflect recent developments (e.g., we note that the proposal description does not yet reflect the execution of this most recent agreement with Oasis). In addition, we note that your revised disclosure on page 34 states that if you were to sell all 40 million shares to Oasis Capital under the agreement, Oasis would have purchased approximately 52% of your outstanding shares of common stock and non-voting common stock. However, this percentage does not seem to correspond to your revised disclosure that as of March 27, 2019, there were 62,101,791 such shares.
      Please reconcile your disclosures.
2. We acknowledge your responses to prior comments 2 and 3, but continue to believe that you have exceeded the limit specified in I.B.6 of Form S-3. You prospectus supplements filed since January 8, 2019 are multiple, concurrent continuous offerings, which means
 Lisa Conte
Jaguar Health, Inc.
April 19, 2019
Page 2
       that all securities that continue to be offered under these prospectus supplements in reliance on General Instruction I.B.6 count against the 1/3 limit. For example, you are offering $4,224,999.75 of shares pursuant to the prospectus supplement filed January 8,
       2019. However, in your response letter for the prospectus supplement filed March 29,
       2019, you say that you have only utilized $1,478,597.63 of shelf capacity in the last 12 months, when you have actually used $4,224,999.75. Each of your prospectus supplements should consider the amount offered pursuant to the prior prospectus supplements when determining the amount of availability under I.B.6. Please provide us with further analysis as to your compliance with General Instruction I.B.6 and address
       Securities Act Forms Compliance and Disclosure Interpretations 116.22 and 116.23 in
       your response.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,
FirstName LastNameLisa Conte
                                                           Division of
Corporation Finance
Comapany NameJaguar Health, Inc.
                                                           Office of Healthcare
& Insurance
April 19, 2019 Page 2
cc:       Michael Lee - Reed Smith LLP
FirstName LastName